Via fax: (513) 723-6566

June 7, 2010

Mr. Earl Shanks
Chief Financial Officer
Convergys Corporation
201 East Fourth Street
Cincinnati, OH 45202

Re: **Convergys Corporation**
          Form 10-K for Fiscal Year Ended December 31, 2009
          Filed February 26, 2010
          Form 10-Q for Fiscal Period Ended March 31, 2010
          Filed May 5, 2010
          File No. 001-14379

Dear Mr. Shanks:

        We have reviewed your response letter dated April 30, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 24, 2010.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

1.   We note your response to prior comment 2, which indicates that you do not believe your projects are firm orders and therefore do not qualify as backlog as defined by Item 101(c)(1)(iii) of Regulation S-K. To the extent that project completions and/or newly obtained projects are expected to have a significant impact on the variability of your revenues and results of operations, tell us how you considered including both a quantitative and qualitative discussion of such projects in MD&A. In this regard, while your response indicates that your contracts are cancellable by the client at any time during the implementation

phase; this should not preclude you from including a discussion regarding the impact of these projects on your operations. We refer you to Section III.B.1 of SEC Release No. 34-48960.

2.   We note you provided additional disclosure on page 23 in the Form 10-Q for the fiscal period ended March 31, 2010 regarding the restructuring activities and the estimated cost reductions expected in 2010 as a result of the actions. Please tell us and further disclose in future filings the affect of the restructuring on future cash flows and liquidity.

Note 7. Deferred Charges, Deferred Revenue and Asset Impairment, page 65

3.   We note in your response to our prior comment 6A that the detail provided under request for confidential treatment does not tie to the total amounts included in your disclosures to Note 7. For example, you disclose on page 65 that $255.6 million of the 2009 charge was recorded within the costs of providing services and products sold caption. Also, your disclosures indicate that you capitalized $151.4 and $173.2 of client acquisition and implementation costs during fiscal 2009 and 2008, respectively, which does not agree to the information provided in Exhibit A to your response. Please reconcile the disclosures in Note 7 to the information provided in your response.

4.   Please clarify to which contract the implementation costs in excess of termination convenience fees relate and tell us how such costs are reflected in the information provided in Exhibit A to your response. Also, you indicate that the company does not believe it is appropriate to accrue expected losses on executory contracts due to lack of authoritative guidance that specifically provides for the recognition of such losses. Please describe any accounting guidance you considered in your analysis, but rejected. In this regard, tell us how you considered the guidance in ASC 605-20-25-6 and 605-35-25-45. Further, while your impairment substantially related to HR Management contracts, tell us whether your accounting for client acquisition and implementation costs also impacts your customer management and information management segments.

5.   In your response to our prior comment 6F, you state you capitalize all direct and incremental multiple-element costs by analogy to ASC 310 to the extent recovery of the costs are probable. You further state that you follow the guidance provided by ASC 360 to determine whether an impairment exists. However, it is still unclear why you did not record the impairment of the deferred charges to cost of revenues and how you determined that these costs differ from other costs incurred on your client projects that were recorded in cost of revenues (i.e. implementation costs in excess of termination for convenience fees and amortization of capitalized costs). Please provide further explanation to support your classification of the impairment charges. Also, tell us what other accounting

guidance you considered in determining the appropriate classification for such expense and specifically tell us how you considered the guidance in ASC 985-705-25-1.

Note 8. Debt, page 66

6.   In the effort to clarify your disclosures and in consideration of your response to our previous comment 7, please confirm that in future filings you will disclose the estimated fair value of the equity component gross of the tax impact as well as the deferred tax liability recorded. Also, confirm that you will further clarify that the discount will be amortized over the expected life of a similar liability without a conversion feature, which the company has determined to be the contractual maturity of the debt instrument.

Cellular Partnerships, page 81

7.   We note your response to prior comment 8 where it appears that you calculated the significance test of Rule 1-02(w) of Regulation S-X for your cellular partnership interests on a combined basis. Please provide a separate analysis pursuant to Rule 3-09 of Regulation S-X each of your cellular partnership investments. Also, with regards to the calculations previously provided, please note the following:

- The income test of Rule 1-02(w)(3) of Regulation S-X should be based on income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle and not on your operating income as indicated in your response;
- Averaging of the company's pre-tax income for the last five years is not allowed since you reported a net loss in the most recent year; and
- Because the company (but not both the company and the equity investee) incurred a loss during the year, the equity in the income of the tested investees should be excluded from the company's consolidated income for purposes of this computation.

Please revise your calculations to comply with the guidance as provided in Rule 1-02(w) of Regulation S-X.

8.   We note your request for relief from the requirements of Rule 3-09 of Regulation S-X to include audited financial statements for your equity investees. We have forwarded your request to the Division of Corporation Finance Office of Chief Accountants for further consideration.

Part III

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed on Schedule 14A, filed March 11, 2010)

Compensation Discussion and Analysis

Benchmarking Process, page 23

9.   We note that your compensation program is benchmarked against a peer group and that your compensation committee typically sets base salaries, annual incentive target compensation and long-term incentive target compensation within 15% of the 50th percentile for each individual executive. However, your discussion of the various elements of compensation, for example base salary, does not specifically explain how you arrived at the actual amounts paid for each named executive officer or how those amounts compare to the benchmark used. In your future filings, please expand your disclosure accordingly. Where actual payments were above or below the benchmark, your disclosure should discuss the reasons for any material variations.

Total Compensation Philosophy and Mix of Compensation, page 24

10.   You state that your compensation mix for your named executive officers is designed so that as an executive's level of responsibility increases, a greater portion of total compensation is at risk and tied directly to the company's long-term performance and have included a table for the 2009 target compensation mix. Please tell us, and with a view toward future filings, how the compensation committee actually determined the 2009 compensation mix for each named executive officer. As an example, we note that Mr. Dougherty's total compensation mix of 65% base salary, 0% short-term incentives, and 35% long-term incentives varied from the targeted compensation mix of 22% base salary, 25% short-term incentives, and 53% long-term incentives. Explain why actual determinations with respect to the total compensation mix were allocated with respect to each named executive officer.

Explanation of Compensation Components

Base Salaries, page 25

11.   We note that Ms. Myers did not receive a 2009 base pay increase, but instead received a merit increase, effective January 1, 2010, based on her outstanding leadership of the Customer Management business. Please ensure that you address the circumstances that led to the grants of merit increases to your named

executive officers during the fiscal year. Include substantive analysis and insight into why and how merit increases fit into your overall compensation practices.

Individual Performance Category, page 26

12.   It appears from your disclosure that individual performance was also considered in setting compensation levels; however, you have not included a discussion of how individual performance actually affected compensation for each of the named executive officers. In your future filings, please expand your disclosure to address the extent to which target or maximum levels of performance goals were achieved and how achievement of corporate and individual performance objectives resulted in specific payouts under the plan. We note that Messrs. Dougherty and Shanks were excluded from participation in the Annual Incentive Plan award and received no payout. We further note that your CEO, with the compensation committee's approval, has discretion to adjust the individual performance component of a named executive officer's annual incentive award to an amount within +/- 25 percent. Please state whether discretion was exercised to reduce or increase the size of any award or payout to your named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Incentives, page 28

13.   We note that you granted time-based restricted stock units to certain named executive officers in "limited" circumstances. Please include a more detailed discussion that provides substantive analysis and insight into how determinations are made to grant time-based restricted stock units in those limited circumstances you refer to.

Form 10-Q for Fiscal Period Ended March 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 18

14.   Please explain the facts and circumstances that lead to the $13 million reduction in litigation reserve during the first quarter of fiscal 2010. Tell us which specific litigation this relates to and tell us the amount of accrued liability remaining for such litigation. Also, tell us how you considered providing more robust disclosures within MD&A with regards to this amount.

15.   We note that the higher tax rate for the three months ended March 31, 2010 is due in part to additional expense related to the healthcare reform bill that was passed during the quarter. Please quantify the impact this bill had on your current tax

provisions and describe further the specific aspects of your current healthcare benefit plans to which this adjustment relates.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or the undersigned at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Stephani Bouvet, at (202) 551-3545 or Barbara Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Kathleen Collins
Accounting Branch Chief